Exhibit 12.1

NORANDA ALUMINUM HOLDING CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

As of and for the quarter ended March 31, 2011
(in millions)	$
Computation of earnings	$
Income (loss) before tax expense	57.5
Less: equity in net income of investments in affiliates	—
Plus: fixed charges	6.2
Less: capitalized interest	(0.2)

Earnings	63.5

Computation of fixed charges
Net interest expense	5.7
Capitalized interest	0.2
Interest portion of operating lease expense	0.3

Fixed charges	6.2

Ratio of earnings to fixed charges	10.2